GENESIS ENERGY, L.P.

919 MILAM, SUITE 2100

HOUSTON, TEXAS 77002

January 12, 2018

Ethan Horowitz

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Staff’s comment letter dated December 14, 2017 regarding
Genesis Energy, L.P.
Form 10-Q for Fiscal Quarter ended September 30, 2017
Filed November 3, 2017
File No. 001-12295

In this letter, we are setting forth the response of the Registrant to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 14, 2017 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated, in italicized text, the Staff’s comments as set forth in the Comment Letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Unless the context requires otherwise, references to “we”, “us”, “our”, “Partnership” and similar expressions are intended to mean the business and operations of Genesis Energy, L.P. and its consolidated subsidiaries.

Form 10-Q for the Quarter Ended September 30, 2017

Notes to Unaudited Condensed Consolidated Financial Statements

Note 9 – Partners’ Capital, Mezzanine Equity and Distributions, page 15

1.	Tell us and disclose how you determined that Class A Convertible Preferred Units should be classified as mezzanine equity on your balance sheet. In addition, include the redemption amount on the balance sheet, as outlined in the disclosure requirements in Rule 5-02(27) of Regulation S-X. As part of your response, please cite relevant authoritative accounting guidance which supports the basis for your conclusions. Additionally, correct the description of the securities throughout the filing to either indicate Class A or Series A.

Ethan Horowitz

January 12, 2018

Response:

Our response has been provided below to address each point in the question.

Tell us and disclose how you determined that your Class A Convertible Preferred Units should be classified as mezzanine equity on your balance sheet.

The Partnership first evaluated the Class A Convertible Preferred Units (“Preferred Units”) pursuant to ASC 480 to determine whether they represent obligations requiring classification as liabilities.

The Preferred Units do not contain a specified or determinable date on which the Partnership is required to redeem the securities by transferring assets, and therefore are not deemed to be mandatorily redeemable ( pursuant to ASC 480-10-25-4 through 480-10-25-7).

The Partnership also evaluated the guidance in ASC 480-10-25-8 through 13 noting it is not applicable as the Preferred Units consist of outstanding shares.

Upon review of ASC 480-10-25-14- “Certain obligations to issue a variable number of shares”-, the Partnership identified all features associated with the Preferred Units (as discussed below). The Preferred Units contain optional and contingent conversion features which result in the conversion into a fixed number of Class A Common Units using a fixed conversion rate, subject only to anti-dilution adjustments. These factors do not result in settlement in a variable number of units.

The features of the Preferred Units that could result in the issuance of a variable number of Class A Common Units are conditional upon occurrence of a Change of Control or a decrease in Preferred Units outstanding to $20 million or less. Therefore, the features do not create an unconditional obligation and would not require liability classification pursuant to ASC 480 until a triggering event occurs. As of September 30, 2017, the Partnership determined that the redemption at the option of the holders upon a change of control is not probable of occurrence.

Based on the above, the Partnership concluded the Preferred Units are not liabilities pursuant to ASC 480 and will continue to evaluate the probability of such events at each reporting period and provide appropriate disclosures.

The Partnership then evaluated whether the Preferred Units should be classified as temporary equity (mezzanine) or permanent equity pursuant to ASC 480-10-S99-3A, which states that equity securities not otherwise classified as liabilities pursuant to ASC 480 should be distinguished from permanent equity separately (as mezzanine) if they are redeemable for cash or other assets :

Ethan Horowitz

January 12, 2018

1.	At a fixed or determinable date; or

2.	Upon the occurrence of certain contingent events (e.g. change of control) not solely within the control of the issuer; or

3.	At the option of the holder.

Our Preferred Units contain the following conversion/redemption options that were considered as a part of the mezzanine equity classification:

a)	A conversion option at the holder’s election following the second anniversary of the closing date of the agreement, or immediately prior to the liquidation, dissolution or winding up of the Partnership, to convert the Preferred Units into Class A Common Units using the conversion rate then in effect;

b)	A conversion option at the Partnership’s election if there are less than $20 million in Preferred Units outstanding pursuant to the conversion rate specified in the Partnership’s agreement of limited partnership or following the third anniversary of the closing date of the agreement into Class A Common Units using the conversion rate then in effect;

c)	Change of control events, including certain that are beyond the Partnership’s control including:

1.	The acquisition by a person/group who is not a permitted holder of a number of voting securities that would allow the acquirer to elect a majority of the Board of Directors;

2.	The NYSE delisting the Class A Common Units for reasons beyond the Partnership’s control.

d)	A distribution rate reset option by the holders subsequent to the fifth anniversary of the agreement, which would allow the Partnership the option to redeem the units for cash if exercised.

The Partnership determined that share settlement of these conversion options (options a and b) would not require cash settlement pursuant to ASC 815-40-25.

The Partnership evaluated the features described above pursuant to ASC 480-10-S99-3A noting items C1-2 above meet the criteria for mezzanine equity classification as they represent a redemption for cash or a variable number of shares at the option of the holders upon a change of control outside of the Partnership’s control. The

Ethan Horowitz

January 12, 2018

Partnership does not have plans for or expect any events which constitute a change of control in the agreement. The Preferred Units are classified as mezzanine equity and measured at fair value on the date of issuance. The Partnership will add clarifying disclosures regarding the classification of the Preferred Units in its Form 10-K for the year ended December 31, 2017.

In addition, include the redemption amount on the balance sheet, as outlined in the disclosure requirements in Rule 5-02(27) of Regulation S-X. As part of your response, please cite relevant authoritative accounting guidance which supports the basis for your conclusions.

In accordance with Rule 5-02(27) of Regulation S-X, issuers are required to state the title of each issue, the carrying amount, and the redemption amount on the face of the balance sheet. The measurement of an instrument classified in temporary equity is dependent on whether the instrument is currently redeemable or not currently redeemable but probable of becoming redeemable. As of September 30, 2017, the Partnership determined that the redemption at the option of the holders upon a change of control is not probable of occurrence. Therefore, the Preferred Units should be classified in temporary equity and an adjustment to the initial carrying amount is not necessary until it is probable that they will become redeemable. The Partnership will continue to evaluate the probability of redemption at each reporting period as a part of the subsequent measurement of the mezzanine equity balance. Additionally, the Partnership will disclose the redemption amount on the balance sheet, and will include disclosures surrounding its assessment of the probability of such an event in its Form 10-K for the year ended December 31, 2017 and each subsequent reporting period. We have included an example of our planned disclosure below:

“The Preferred Units are considered redeemable securities under GAAP due to the existence of redemption provisions upon a deemed liquidation event which is outside the Partnership’s control. Therefore, they are presented as temporary equity in the mezzanine section of the Consolidated Balance Sheet. The Preferred Units have been recorded at their issuance date fair value, net of issuance costs. As the Preferred Units are not currently redeemable and the Partnership does not have plans or expect any events which constitute a change of control in the agreement, adjustment to the initial carrying amount is not necessary and would only be required if it becomes probable that the Preferred Units would become redeemable.”

Additionally, correct the description of the securities throughout the filing to either indicate Class A or Series A.

Ethan Horowitz

January 12, 2018

The Partnership will conform all disclosures to Class A Convertible Preferred Units and remove any reference to Series A beginning with the Form 10-K for the year ended December 31, 2017 and all subsequent reporting periods.

If you have any questions or comments concerning these responses, please contact the undersigned at (713) 860-2516 or J. Vincent Kendrick at Akin Gump Strauss Hauer & Feld, LLP at (713) 220-5839.

Sincerely, Genesis Energy, L.P.

By:	Genesis Energy, LLC, its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

cc:	J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld, LLP